United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934


                           For the month of May 2002


                               ICICI Bank Limited
                (Translation of registrant's name into English)


                             4th floor, South Tower
                                 ICICI Towers,
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F X                   Form 40-F
                           ---                            ---

Indicate by check mark whether the registrant by furnishing the information con-tained in this Form is also thereby furnishing the information to the Commision
  Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

                  Yes                           No. X
                      ---                          ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

               Not applicable.

                                INDEX TO EXHIBITS

Item
----
Item 1. Financial statements prepared in accordance with US GAAP for the years ended March 31, 2000, 2001 and 2002

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  May 16, 2002


                                         ICICI Bank Limited


                                         By: /s/ Nilesh Trivedi
                                             -----------------------------------
                                             Name:  Nilesh Trivedi
                                             Title: Assistant Company Secretary

ICICI Bank Limited

Financial statements


Prepared in accordance with US GAAP
for the years ended March 31, 2000, 2001 and 2002

ICICI Bank Limited

Financial statements
for the years ended March 31, 2000, 2001 and 2002

Contents                                                                   Page

Independent Auditors' Report                                                   3

Balance Sheets as at March 31, 2001 and 2002                                   4

Statements of Income for the years ended March 31, 2000, 2001 and 2002         5

Statements of Changes in Stockholders' Equity and Other Comprehensive
Income for the years ended March 31, 2000, 2001 and 2002                       6

Statements of Cash Flows for the years ended March 31, 2000, 2001
and 2002                                                                   7 - 8

Notes to Financial Statements                                             9 - 41

INDEPENDENT AUDITORS' REPORT

To the board of directors and stockholders of ICICI Bank Limited

We have audited the accompanying balance sheets of ICICI Bank Limited as of March 31, 2002 and 2001 and the related statements of income, changes in stockholders' equity and other comprehensive income and cash flows for each of the years in the three-year period ended March 31, 2002. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICICI Bank Limited as of March 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in note 1.20.1 to the financial statements, on April 1, 2001 the Bank adopted the provisions of Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended.

The United States dollar amounts are presented in the accompanying financial statements solely for the convenience of the readers and have been translated to United States dollars on the basis disclosed in note 1.4.1.


KPMG
Mumbai, India

May 2, 2002

ICICI Bank Limited

Balance sheets
In millions, except share data

                                                                                                                         Convenience
                                                                                                                         translation
                                                                                                                            into US$
                                                                                        At March 31,    At March 31,    At March 31,
                                                                                        ------------    ------------    ------------
                                                                                                2001            2002         2002(1)
                                                                                        ------------    ------------    ------------
                                                                                                                         (unaudited)
                                                                                        --------------------------------------------
                                                                                                  Rs              Rs             US$
Assets
Cash and cash equivalents ...........................................................         44,896          87,965           1,801
Interest-bearing deposits with banks ................................................          2,410           1,406              29
Amounts lent under reverse repurchase transactions ..................................              -           9,116             187
Trading assets ......................................................................         18,725          26,075             534
Securities:
  Available for sale ................................................................         24,787         155,758           3,190
  Held to maturity (fair value Rs 11,524 million and
    Rs 28,768 million at March 31, 2001 and 2002
    respectively) ...................................................................         10,944          24,294             498
Loans (net of allowance for loan losses and unearned income) ........................         93,030          72,474           1,484
Customers' liability on acceptances .................................................         12,869          12,608             258
Property and equipment, net .........................................................          3,920           4,831              99
Intangible assets ...................................................................          2,641           2,397              49
Other assets ........................................................................          6,316           7,881             161
                                                                                          ----------      ----------      ----------
Total assets ........................................................................        220,538         404,805           8,290
                                                                                          ==========      ==========      ==========
Liabilities
Interest bearing deposits ...........................................................        137,883         295,647           6,054
Non-interest bearing deposits .......................................................         26,371          29,574             606
                                                                                          ----------      ----------      ----------
Total deposits ......................................................................        164,254         325,221           6,660
Amounts borrowed under repurchase transactions ......................................            537          21,399             438
Trading liabilities .................................................................          5,958           1,237              25
Short-term borrowings ...............................................................          3,012           1,409              29
Bank acceptances outstanding ........................................................         12,869          12,608             258
Other liabilities ...................................................................         15,180          19,041             390
Long-term debt ......................................................................          2,421           5,740             118
                                                                                          ----------      ----------      ----------
Total liabilities ...................................................................        204,231         386,655           7,918
                                                                                          ----------      ----------      ----------
Commitments and contingencies (Note 20)

Stockholders' equity:
Common stock (Rs 10 par value, Authorized shares: 300 million
  Issued shares March 31, 2001: 220,358,680 shares and
  March 31, 2002: 220,358,680 shares) ...............................................          2,203           2,203              45
Additional paid-in capital ..........................................................         10,927          10,926             224
Retained earnings ...................................................................          2,974           4,040              83
Deferred compensation ...............................................................            (20)             (5)              -
Accumulated other comprehensive income ..............................................            223             986              20
                                                                                          ----------      ----------      ----------
Total stockholders' equity ..........................................................         16,307          18,150             372
                                                                                          ----------      ----------      ----------
Total liabilities and stockholders' equity ..........................................        220,538         404,805           8,290
                                                                                          ==========      ==========      ==========

See accompanying notes to financial statements.

(1) Exchange Rate: Rs 48.83 = US$ 1.00 at March 30, 2002

ICICI Bank Limited
Statements of income
In millions, except share data

                                                                                                                         Convenience
                                                                                                                         translation
                                                                                                                            into US$
                                                                                                                          Year ended
                                                                                            Years ended March 31,          March 31,
                                                                                    ----------------------------------     ---------
                                                                                        2000         2001         2002      2002 (1)
                                                                                    --------     --------     --------     --------
                                                                                                                         (unaudited)
                                                                                          Rs           Rs           Rs           US$
Interest and dividend income
Interest and fees on loans .....................................................       4,437        7,419       10,327          211
Interest and dividends on securities, available for sale .......................         684        1,217        3,709           76
Interest and dividends on securities held to maturity ..........................           -          543        2,006           41
Interest and dividends on trading assets .......................................       3,073        2,833        3,965           81
Interest on deposits with banks ................................................         233          298          467           10
Other interest income ..........................................................           7           96          363            7
                                                                                    --------     --------     --------     --------
Total interest and dividend income .............................................       8,434       12,406       20,837          426
                                                                                    --------     --------     --------     --------
Interest expense
Interest on deposits ...........................................................       5,789        7,261       13,582          278
Interest on long term debt .....................................................         244          240          505           10
Interest on trading liabilities ................................................         542          784          723           15
Other interest expense .........................................................          81          123          306            6
                                                                                    --------     --------     --------     --------
Total interest expense .........................................................       6,656        8,408       15,116          309
                                                                                    --------     --------     --------     --------
Net interest income ............................................................       1,778        3,998        5,721          117
Provision for loan losses ......................................................        (427)      (1,082)      (1,722)         (35)
                                                                                    --------     --------     --------     --------
Net interest income after provision for loan losses ............................       1,351        2,916        3,999           82
                                                                                    --------     --------     --------     --------
Non-interest income
Fees and commissions ...........................................................         607        1,125        1,733           36
Net gain on trading activities .................................................         857          602        2,196           45
Net gain/(loss) on sales of available for sale securities ......................          75         (384)         872           18
Foreign exchange income ........................................................         220          397          365            7
Other revenue ..................................................................           -           14           47            1
                                                                                    --------     --------     --------     --------
Total non-interest income ......................................................       1,759        1,754        5,213          107
                                                                                    --------     --------     --------     --------
Non-interest expense
Salaries and employee benefits .................................................         316          507        1,518           31
Occupancy and equipment ........................................................         520        1,171        2,166           44
Advertising and publicity ......................................................          39          143           80            2
Administration and other expense ...............................................         454        1,271        2,252           46
Amortization of goodwill and other intangible assets ...........................           -           12          244            5
                                                                                    --------     --------     --------     --------
Total non-interest expense .....................................................       1,329        3,104        6,260          128
                                                                                    --------     --------     --------     --------
Income before income taxes .....................................................       1,781        1,566        2,952           61
Income tax expense .............................................................         379          258          931           19
                                                                                    --------     --------     --------     --------
Income before cumulative effect of accounting changes ..........................       1,402        1,308        2,021           42
Cumulative effect of accounting changes  (net of tax of Rs. 9 million) .........           -            -           16            -
                                                                                    --------     --------     --------     --------
Net income .....................................................................       1,402        1,308        2,037           42
                                                                                    --------     --------     --------     --------
Basic earnings per share
   Income before cumulative effect of accounting changes .......................        8.49         6.60         9.17         0.19
   Cumulative effect of accounting changes, net of tax .........................           -            -         0.07            -
                                                                                    --------     --------     --------     --------
Net income .....................................................................        8.49         6.60         9.24         0.19

   Weighted average number of common shares (in millions) ......................      165.09       198.24       220.36       220.36

Diluted earnings per share
   Income before cumulative effect of accounting changes .......................        8.49         6.60         9.17         0.19
   Cumulative effect of accounting changes, net of tax .........................           -            -         0.07            -
                                                                                    --------     --------     --------     --------
Net income .....................................................................        8.49         6.60         9.24         0.19

   Weighted average number of common shares (in millions) ......................      165.11       198.24       220.36       220.36

See accompanying notes to financial statements.

(1)  Exchange Rate: Rs 48.83 = US$ 1.00 at March 30, 2002

ICICI Bank Limited

Statements of changes in stockholders' equity and other comprehensive income for the years ended March 31, 2000, 2001 and 2002
In millions except share data

                                                                       Common stock         Additional
                                                                 -----------------------       Paid-In      Retained       Deferred
                                                                    Shares        Amount       Capital      Earnings   Compensation
                                                                 ---------     ---------    ----------   -----------   ------------
Balance as of March 31, 1999 ................................  165,000,700         1,650           375           756              -
-----------------------------------------------------------------------------------------------------------------------------------
Common stock issued .........................................   31,818,180           318         7,020             -              -
Compensation related to employee stock option plan ..........            -             -            40             -            (40)
Amortization of deferred compensation .......................            -             -             -             -              1
Comprehensive income
  Net income ................................................            -             -             -         1,402              -
  Unrealized gain on securities, (net of tax Rs 15 million) .            -             -             -             -              -

  Comprehensive income ......................................            -             -             -             -              -
Dividend paid (Rs 1.2 per common share) .....................            -             -             -          (218)             -
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2000 ................................  196,818,880         1,968         7,435         1,940            (39)
-----------------------------------------------------------------------------------------------------------------------------------
Common stock issued .........................................   23,539,800           235         3,502             -              -
Compensation related to employee stock option plan ..........            -             -           (10)            -             10
Amortization of deferred compensation .......................            -             -             -             -              9
Comprehensive income
  Net income ................................................            -             -             -         1,308              -
  Unrealized gain on securities, (net of tax Rs 91 million) .            -             -             -             -              -

  Comprehensive income ......................................            -             -             -             -              -
Dividend paid (Rs 1.5 per common share) .....................            -             -             -          (274)             -
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2001 ................................  220,358,680         2,203        10,927         2,974            (20)
-----------------------------------------------------------------------------------------------------------------------------------
Compensation related to employee stock option plan ..........            -             -            (1)            -              1
Amortization of deferred compensation .......................            -             -             -             -             14
Comprehensive income
  Net income ................................................            -             -             -         2,037              -
  Unrealized gain on securities, (net of tax Rs 466 million)             -             -             -             -              -

  Comprehensive income ......................................            -             -             -             -              -
Dividend paid (Rs 4.0 per common share) .....................            -             -             -          (971)             -
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2002 ................................  220,358,680         2,203        10,926         4,040             (5)
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31,2002 .................................                         45           224            83              -
(US $ (1)) (unaudited)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                   Accumulated
                                                                         Other
                                                                 Comprehensive         Total
                                                                   Income, net Stockholders'
                                                                        of tax        Equity
                                                                  ------------  ------------
Balance as of March 31, 1999 ................................               49         2,830
--------------------------------------------------------------------------------------------
Common stock issued .........................................                -         7,338
Compensation related to employee stock option plan ..........                -             -
Amortization of deferred compensation .......................                -             1
Comprehensive income
  Net income ................................................                -         1,402
  Unrealized gain on securities, (net of tax Rs 15 million) .               34            34
                                                                                 -----------
  Comprehensive income ......................................                -         1,436
Dividend paid (Rs 1.2 per common share) .....................                -          (218)
--------------------------------------------------------------------------------------------
Balance as of March 31, 2000 ................................               83        11,387
--------------------------------------------------------------------------------------------
Common stock issued .........................................                -         3,737
Compensation related to employee stock option plan ..........                -             -
Amortization of deferred compensation .......................                -             9
Comprehensive income
  Net income ................................................                -         1,308
  Unrealized gain on securities, (net of tax Rs 91 million) .              140           140
                                                                                 -----------
  Comprehensive income ......................................                -         1,448
Dividend paid (Rs 1.5 per common share) .....................                -          (274)
--------------------------------------------------------------------------------------------
Balance as of March 31, 2001 ................................              223        16,307
--------------------------------------------------------------------------------------------
Compensation related to employee stock option plan ..........                -             -
Amortization of deferred compensation .......................                -            14
Comprehensive income
  Net income ................................................                -         2,037
  Unrealized gain on securities, (net of tax Rs 466 million)               763           763
                                                                                 -----------
  Comprehensive income ......................................                -         2,800
Dividend paid (Rs 4.0 per common share) .....................                -          (971)
--------------------------------------------------------------------------------------------
Balance as of March 31, 2002 ................................              986        18,150
--------------------------------------------------------------------------------------------
Balance as of March 31,2002 .................................               20           372
(US $ (1)) (unaudited)
--------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

(1)  Exchange Rate: Rs 48.83 = US$ 1.00 at March 30, 2002

ICICI Bank Limited

Statements of cash flows

In millions except share data

                                                                                                                        Convenience
                                                                                                                        translation
                                                                                                                           into US$
                                                                                                                         Year ended
                                                                                         Years ended March 31,            March 31,
                                                                                -------------------------------------     ---------
                                                                                     2000          2001          2002       2002(1)
                                                                                ---------     ---------     ---------     ---------
                                                                                                                        (unaudited)
                                                                                ---------------------------------------------------
                                                                                       Rs            Rs            Rs           US$
Operating activities
Net income .................................................................        1,402         1,308         2,037            42
Adjustments to reconcile net income to net cash (used in) /
  provided by  operating activities:
Provision for loan losses ..................................................          427         1,082         1,722            35
Depreciation ...............................................................          201           352           636            13
Amortization ...............................................................          173           253         1,032            21
Loss on sale of property and equipment .....................................            1             2             1             -
Deferred income expense/(benefit) ..........................................          113          (442)         (240)           (5)
Realized (gain) / loss on sales of available for sale
  securities, net ..........................................................          (75)          384          (872)          (18)
Net change in:
    Trading assets .........................................................      (12,509)       (6,091)       (7,413)         (152)
    Other assets ...........................................................       (1,608)         (120)       (1,745)          (36)
    Other liabilities ......................................................        1,661         7,490         3,418            71
    Trading liabilities ....................................................        1,503         4,048        (4,720)          (96)
                                                                                ---------     ---------     ---------     ---------
Net cash (used in) / provided by operating activities ......................       (8,711)        8,266        (6,144)         (125)
                                                                                ---------     ---------     ---------     ---------
Investing activities
Changes in interest bearing deposits with banks ............................       (2,048)        1,129         1,004            21
Activity in held to maturity securities
    Purchases ..............................................................            -        (1,174)      (13,466)         (276)
Activity in available for sale securities
    Purchases ..............................................................      (10,714)      (15,050)     (145,141)       (2,972)
    Sales ..................................................................       10,020        11,517        15,955           327
Loan originations and principal collections, net ...........................      (19,843)      (29,288)       18,951           388
Purchases of property and equipment ........................................         (528)       (1,153)       (1,556)          (32)
Sales of property and equipment ............................................            2             1             9             -
Amounts lent under reverse repurchase transaction ..........................         (256)            -        (9,116)         (187)
Cash equivalents acquired net of purchase acquisitions .....................            -         5,649             -             -
                                                                                ---------     ---------     ---------     ---------
Net cash used in investing activities ......................................      (23,367)      (28,369)     (133,360)       (2,731)
                                                                                ---------     ---------     ---------     ---------

ICICI Bank Limited

Statements of cash flows

In millions except share data

                                                                                                                        Convenience
                                                                                                                        translation
                                                                                                                           into US$
                                                                                                                         Year ended
                                                                                         Years ended March 31,            March 31,
                                                                                -------------------------------------     ---------
                                                                                     2000          2001          2002       2002(1)
                                                                                ---------     ---------     ---------     ---------
                                                                                                                        (unaudited)
                                                                                ---------------------------------------------------
                                                                                       Rs            Rs            Rs           US$
Financing activities
Increase in deposits, net ..................................................       37,931        30,368       160,967         3,296
Proceeds from issuances of long term debt ..................................          710             -         4,331            89
Repayment of long term debt ................................................            -          (771)       (1,012)          (21)
Amounts borrowed under repurchase transactions .............................            -           537        20,862           427
Issuances of short term borrowings, net ....................................          702           826        (1,604)          (33)
Issuance of common stock, net ..............................................        7,338             -             -             -
Cash dividends paid on common stock ........................................         (218)         (274)         (971)          (20)
                                                                                ---------     ---------     ---------     ---------

Net cash provided by financing activities ..................................       46,463        30,686       182,573         3,738
                                                                                ---------     ---------     ---------     ---------

Net increase /(decrease) in cash and cash equivalents ......................       14,385        10,583        43,069           882
Cash and cash equivalents at beginning of year .............................       19,928        34,313        44,896           919
                                                                                ---------     ---------     ---------     ---------

Cash and cash equivalents at end of the year ...............................       34,313        44,896        87,965         1,801
                                                                                =========     =========     =========     =========

Non-cash items

Non-cash investing and financing activities were as follows:

                                                                                                                         Convenience
                                                                                                                         translation
                                                                                                                            into US$
                                                                                                                          Year ended
                                                                                    Years ended March 31,                  March 31,
                                                                        --------------------------------------------     -----------
                                                                               2000            2001             2002         2002(1)
                                                                        -----------     -----------      -----------     -----------
                                                                                                                         (unaudited)
                                                                        ------------------------------------------------------------
                                                                                 Rs              Rs               Rs             US$
Acquisitions
Fair value of net assets acquired, excluding cash and cash ........                                                                -
  equivalents .....................................................               -          (4,381)               -
Shares issued .....................................................               -      23,539,800                -               -
Transfer to held to maturity from trading assets ..................               -          10,178                -               -
Transfer to available for sale from trading assets ................               -           8,575                -               -

Change in unrealized gain /loss on securities available for
  sale, net .......................................................              34             140              763              16
Foreclosed assets .................................................               -               -              105               2

Cash paid during the year for:

Interest expense ..................................................           6,569           8,209           13,920             285
Income taxes ......................................................             247             460              870              18

See accompanying notes to financial statements.

(1)  Exchange Rate: Rs 48.83 = US$ 1.00 at March 30, 2002

ICICI Bank Limited

Notes to financial statements


1         Significant accounting policies

1.1       Overview

1.1.1 ICICI Bank Limited ("ICICI Bank" or "the Bank"), incorporated in Vadodara, India is a publicly held bank providing a wide range of banking and financial services including corporate lending and retail lending, trade finance and treasury products. ICICI Bank is a banking company governed by the Banking Regulations Act, 1949.

1.1.2 In fiscal 2001, ICICI Bank acquired and merged Bank of Madura into itself in an all-stock deal accounted for under the purchase method. These financial statements include the assets and liabilities acquired at fair value and the results of the acquired entity from the effective date.

1.2       Proposed business combination with ICICI Limited

1.2.1 In January 2002, the shareholders of ICICI Limited and ICICI Bank approved a plan of combination whereby ICICI Bank will acquire ICICI Limited in a transaction, which would be accounted for as a reverse acquisition. Subsequent to the transaction, ICICI Bank which is the accounting acquiree will be the surviving legal entity. The transaction will be accounted for by the purchase method to reflect the increase in ownership interest of ICICI Limited in ICICI Bank from the existing 46.01% to 100%.

1.2.2 The plan of combination was subject to regulatory approvals which were obtained in April 2002. As the transaction was consummated in April 2002, it is not reflected in the financial statements for the year ended March 31, 2002.

1.2.3 ICICI Bank provides banking and financial services. The operations of ICICI Bank are governed by the Banking Regulation Act, 1949. As a result of the acquisition, ICICI Limited is expected to be a universal banking company offering the entire spectrum of financial services. The acquisition is expected to reduce the cost of funds for ICICI Limited through access to the extensive branch network and core deposit base of ICICI Bank. Subsequent to the acquisition, the operations of the combined entity, to be renamed as ICICI Bank, will be governed by the Banking Regulation Act.

1.2.4 The transaction will be consummated by issuing approximately 392 million shares of ICICI Bank to the shareholders of ICICI Limited. For accounting purposes, the aggregate purchase price will approximate Rs 12,120 million.

1.2.5 The following table summarizes the preliminary allocation of the estimated purchase price:

          --------------------------------------------------------------------
                                                          As of March 31, 2002
                                                          --------------------
                                                              (Rs in millions)
                                                          --------------------
          Assets
          Cash and cash equivalents .....................               48,618
          Securities ....................................              119,505
          Loans .........................................               39,392
          Property and equipment ........................                2,790
          Intangible assets .............................                4,038
          Other assets ..................................               11,171
                                                                      --------
          Total assets ..................................              225,514
                                                                      ========

          Liabilities
          Deposits ......................................              177,321
          Long-term debt ................................                3,213
          Other liabilities .............................               32.860

          Total liabilities .............................              213,394
                                                                      --------
          Net assets ....................................               12,120
                                                                      ========
          --------------------------------------------------------------------

1.3       Basis of preparation

1.3.1 The accounting and reporting policies of ICICI Bank used in the preparation of these financial statements reflect industry practices and conform to generally accepted accounting principles in the United States of America ("US GAAP").

1.3.2 The preparation of financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates. Significant estimates and assumptions are used to account for loan loss impairment, estimates of useful lives of assets, determination of amortisation period for goodwill, and assumptions for computation of retirement benefits.

1.4       Functional currency and convenience translation

1.4.1 The financial statements have been prepared in Indian rupees ("Rs"), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2002 have been translated into US dollars at the noon buying rate in New York city at March 30, 2002 for the cable transfers in rupees as certified for customs purposes by the Federal Reserve of New York of US$1.00 = Rs 48.83. No representation is made that the rupee amounts have been, could have been or could be converted into US dollars at such rate or any other rate on March 31, 2002 or at any other certain date.

1.5       Cash equivalents

1.5.1 ICICI Bank considers all highly liquid investments, which are readily convertible into cash and which have contractual maturities of three months or less from the date of purchase, to be cash equivalents. The carrying value of cash equivalents approximates fair value.

1.6       Securities and trading activities

1.6.1 The Bank classifies investments in fixed maturities and equity securities into three categories based upon management's intention at the time of purchase; securities held to maturity, trading securities and securities available for sale. Investments in fixed maturities include bonds, notes and redeemable preferred stocks, as well as certain loan backed and structured securities subject to prepayment risks. Realized gains and losses on the sale of securities are recorded at the time of sale (trade date).

1.6.2 Securities that are held principally for resale in the near term are recorded as trading assets. Trading securities, primarily debt securities and foreign exchange products are recorded at fair value with realized and unrealized gains and losses included in non-interest income. Interest on trading securities is included in interest income. The fair value of trading assets is based upon quoted market prices or, if quoted market prices are not available, the value is estimated using similar securities or pricing models.

1.6.3 Securities "held to maturity" are carried at cost, adjusted for amortization of premiums and accretion of discounts. The Bank has the intent and ability to hold these securities until maturity.

1.6.4 All securities not classified as held to maturity or trading securities are classified as "available for sale". These include securities used as part of the Bank's asset liability management strategy, which may be sold in response to changes in interest rates, prepayment risk, liquidity needs and similar factors. Securities available for sale are recorded at fair value with unrealized gains and losses recorded net of tax as a component of other comprehensive income.

1.6.5 Any "other than temporary diminution" in the value of held-to-maturity or securities available for sale is charged to the income statement. "Other than temporary diminution" is identified based on management's evaluation of the securities portfolio.

1.7       Loans

1.7.1 Loans are stated at the principal amount outstanding, net of unearned income, if any. Loan origination fees (net of loan origination costs) are deferred and recognized as an adjustment to yield over the period of the loan. Interest is accrued on the unpaid principal balance and is included in interest income. Loans include credit substitutes such as privately placed debt instruments, preferred shares which are in essence loans, pass through certificates (`PTCs') and loans underlying certain PTC's where the Bank consolidates the Special Purpose Vehicles (`SPV') established to facilitate the PTC transaction.

1.7.2 Lease financing receivables are reported at the aggregate of lease payments receivable and estimated residual values, net of unearned and deferred income. Unearned income is recognized to yield a level rate of return on the net investment in the leases.

1.7.3 Interest income is accounted on an accrual basis except in respect of non-accrual loans, where it is recognized on a cash basis. Income from leasing operations is accrued in a manner to provide a fixed rate of return on outstanding investments. Interest on bills discounted, is recognized on a straight-line basis over the tenure of the bills. Fees from non-fund based activities such as guarantees and letters of credit are amortized over the contracted period of the commitment.

1.7.4 ICICI Bank identifies a loan as impaired when it is probable that the Bank will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. A loan is also considered to be impaired if interest or principal is overdue for more than 180 days. The value of impaired loans is measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the recovery of the loan is solely collateral dependent. If the value of the impaired loan is less than the recorded investment in the loan, ICICI Bank recognizes this impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for loan losses. A loan is also considered impaired if its terms are modified in a trouble debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest in accordance with the terms of the restructured loan agreement.

1.7.5 ICICI Bank considers all loans on non-accrual status to be impaired. Commercial loans are placed on non-accrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is overdue for 180 days or more. Delays or shortfalls in loan payments are evaluated along with other factors to determine if a loan should be placed on non-accrual status. Generally, loans with delinquencies under 180 days are placed on non-accrual status only if specific conditions indicate that impairment is probable. The decision to place a loan on non-accrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to repay the loan in accordance with the contractual terms.

1.7.6 Generally, at the time a loan is placed on non-accrual status, interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and interest accrued and uncollected from the prior year is charged off against the allowance for loan losses. Thereafter, interest on non-accrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectibility of the outstanding principal is doubtful, such interest received is applied as a reduction of principal. When borrowers demonstrate, over an extended period the ability to repay a loan in accordance with the contractual terms of a loan, which the Bank classified as non-accrual, the loan is returned to accrual status.

1.8       Allowance for loan losses

1.8.1 The allowance for credit losses represents management's estimate of probable losses inherent in the portfolio. Loan losses deemed uncollectible by management are charged off against the reserve, while recoveries of amounts previously charged off are credited to the reserve. Amounts are charged off after giving consideration to factors such as the customer's financial condition, underlying collateral and guarantees, and general and industry economic conditions. The allowance for loan losses reflects management's estimate of probable losses inherent in the portfolio, considering evaluations of individual credits and concentrations of credit risk, changes in the quality of the credit portfolio, levels of non accrual loans and leases, current economic considerations, cross-border risks, changes in the size and character of the credit risks and other pertinent factors. The portion of the allowance for loan losses related to loans that are identified as impaired is based on discounted cash flows using the loan's effective interest rate or the fair value of the collateral for collateral-dependent loans, or the observable market price of the impaired loans.

1.8.2 Smaller balance homogeneous loans (including credit card receivables) are collectively evaluated for impairment based on historical loss experience, adjusted for changes in trends and conditions including delinquencies and non accruals. Based on these analyses, the allowance for loan losses is maintained at levels considered adequate by management to also provide for probable credit losses inherent in these portfolios.

1.9       Property and equipment

1.9.1 Property and equipment including assets under capital lease are stated at cost, less accumulated depreciation. The cost of additions, capital improvements and interest during the construction period are capitalized, while repairs and maintenance are charged to expenses when incurred.

1.9.2 Depreciation is provided over the estimated useful lives of the assets, or lease term, whichever is shorter.

1.9.3 Property under construction and advances paid towards acquisition of property, plant and equipment are disclosed as capital work in progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual outstanding investment in the asset from the date of purchase/expenditure and the average cost of funds. The capitalized interest cost is included in the cost of the relevant asset and is depreciated over the asset's estimated useful life.

1.9.4 Capitalized cost of computer software obtained for internal use represents costs incurred to purchase computer software from third parties. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software. Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress.

1.9.5 The Bank accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

1.10      Goodwill and intangible assets

1.10.1 Goodwill and other intangible assets such as tenancy rights are assets, which arise or have been acquired in business combination. Values have been assigned to the identified intangible assets based on available evidence and are amortized on a straight line basis over estimated useful life.

1.10.2 The Bank assesses the recoverability of goodwill by determining whether the amortization of its balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Bank's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

1.11      Income taxes

1.11.1 The provision for income taxes is determined under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carry forwards. Deferred tax assets are recognized subject to a valuation allowance based upon management's judgement as to whether realization is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be received and settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of change.

1.12      Trading assets and liabilities

1.12.1 Trading assets and liabilities include securities and derivatives and are recorded at either market value or where, market prices are not readily available, fair value, which is determined under an alternative approach. The determination of market or fair value considers various factors including stock exchange quotations, time value and volatility factors underlying derivatives, counterparty credit quality and derivative transaction cash maintenance during that period.

1.12.2 Derivatives used for trading purposes include forwards, exchange contracts, interest rate and currency swaps. The fair value of the derivatives is based on the liquid market prices evidenced by exchange traded prices, broker dealer quotations or prices of other transactions with similarly related counter parties. Derivatives in a net receivable position are reported as trading assets. Similarly derivatives in a net payable position are reported on trading liabilities.

1.13      Employee benefit plans

1.13.1    ICICI Bank provides a variety of benefit plans to eligible employees.

1.13.2 Current service costs for defined benefit plans are accrued in the period to which they relate. Prior service costs, if any, resulting from amendments to the plans are recognized and amortized over the remaining period of service of the employees.

1.14      Foreign currency translation

1.14.1 Revenue and expenses in foreign currency are accounted for at the exchange rate on the date of the transaction. Foreign currency balances at year-end are translated at the year-end exchange rates and the revaluation gains and losses are adjusted through the income statement.

1.15      Debt issuance costs

1.15.1    Debt issuance costs are amortized over the tenure of the debt.

1.16      Dividends

1.16.1 Dividends on common stock and the related dividend tax are recorded as a liability at the point of their approval by the board of directors.

1.17      Earnings per share

1.17.1 Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the dilution that could occur if securities or other contracts to issue common stock are converted.

1.18      Stock-based compensation

1.18.1 The Bank accounts for stock-based compensation issued to employees using the intrinsic value method under the provisions of Accounting Principles Board (APB) No. 25 Accounting for Stock Issued to Employees. The Bank's stock options are typically compensatory with the exercise price equal to the fair value of the stock on the date of grant, and accordingly, no expense is recognized.

1.18.2 Options granted to employees of ICICI Limited are accounted for in accordance with Statement of Financial Accounting Standard (SFAS) No. 123 Accounting for Stock-Based Compensation. The Bank values options issued using an option pricing model and recognizes the expenses over the period in which the options vest.

1.19      Reclassifications

1.19.1 Certain amounts in fiscal 2000 and fiscal 2001 were reclassified to conform with the presentation in fiscal 2002. These reclassifications have no effect on the stockholders' equity or net income as previously reported.

1.20      Accounting changes

1.20.1 On April 1, 2001 ICICI Bank adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge's change in fair value is immediately recognized in income. The majority of derivatives entered into by ICICI Bank are for trading purposes. The cumulative effect, net of tax, of adoption of SFAS 133 at April 1, 2001 of Rs 16 million is included in net income.

1.20.2 Prior to April 1, 2001, currency swaps entered into for non-trading purposes, although considered effective as economic hedges, did not qualify for hedge accounting under SFAS 133. These currency swaps were accounted for on an accrual basis.

1.21      Risk management instruments

1.21.1 The Bank manages its exposures to market rate movements by modifying the asset and liability mix, either directly or through the use of derivative financial products including interest rate swaps, cross currency swaps and forwards. To qualify as a hedge, the hedge relationship is designated and formally documented at inception detailing the particular risk management objective and strategy for the hedge which includes the item and risk that is being hedged, the derivative that is being used, as well as how effectiveness is being assessed. A derivative must be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. For fair value hedges, in which derivatives hedge the fair value of assets, liabilities or firm commitments, changes in the fair value of derivatives are reflected in other non-interest income, together with changes in the fair value of the related hedged item. The net amount representing hedge ineffectiveness, is reflected in current earnings. ICICI Bank's fair value hedges are primarily the hedges of fixed-rate-long-term debt.

2         Cash and cash equivalents

2.1.1 Cash and cash equivalents at March 31, 2002 include a balance of Rs 14,610 million (March 31, 2001: Rs 10,968 million) maintained with the Reserve Bank of India in accordance with the guidelines governing cash reserve requirements. This balance is subject to withdrawal and usage restrictions.

3         Trading assets

3.1.1     A listing of the trading assets is set out below:

          ----------------------------------------------------------------------------------------------
                                                                                         At March 31,
                                                                                   ---------------------
                                                                                       2001         2002
                                                                                   --------     --------
                                                                                     (in Rs millions)
          Government of India securities .....................................       14,055       20,765
          Debentures .........................................................        1,808          538
          Bonds ..............................................................        2,348          727
          Fair value of derivatives and foreign exchange contracts ...........          127          541
          Commercial paper ...................................................          387            -
          Mutual fund units ..................................................            -        3,504
                                                                                   --------     --------
          Total ..............................................................       18,725       26,075
                                                                                   ========     ========
          ----------------------------------------------------------------------------------------------

3.1.2 At March 31, 2002, trading assets included certain securities amounting to Rs Nil (March 31, 2001:Rs 32 million), which were pledged in favour of certain banks against funds transfer facilities.

4         Securities

4.1.1     The portfolio of securities is set out below:

          ----------------------------------------------------------------------------------------------------------------
                                                                                  At March 31, 2001
                                                                          -----------------------------------
                                                                                          Gross        Gross
                                                                              Book   unrealized   unrealized          Fair
                                                                             value         gain         loss         Value
                                                                                           (in Rs millions)
                                                                          ------------------------------------------------
          Securities, held to maturity
          Government of India securities ............................       10,944          580            -        11,524
                                                                          ========     ========     ========      ========
          Securities, available for sale
          Corporate debt securities .................................        6,057          210          (27)        6,240
          Government of India securities ............................       15,765          302           (7)       16,061
                                                                          --------     --------     --------      --------
          Total debt securities .....................................       21,822          512          (34)       22,301

          Mutual fund units .........................................        2,513            4         (142)        2,375
          Others ....................................................          111            -            -           111
                                                                          --------     --------     --------      --------
          Total securities, available for sale ......................       24,446          516         (176)       24,787
                                                                          ========     ========     ========      ========
          ----------------------------------------------------------------------------------------------------------------

          ----------------------------------------------------------------------------------------------------------------
                                                                                  At March 31, 2002
                                                                          -----------------------------------
                                                                                          Gross        Gross
                                                                              Book   unrealized   unrealized          Fair
                                                                             value         gain         loss         Value
                                                                                           (in Rs millions)
                                                                          ------------------------------------------------
          Securities, held to maturity
          Government of India securities ............................       24,294        4,474            -        28,768
                                                                          ========     ========     ========      ========
          Securities, available for sale
          Corporate debt securities .................................        4,437          142            -         4,579
          Government of India securities ............................      149,280        1,492            -       150,772
                                                                          --------     --------     --------      --------
          Total debt securities .....................................      153,717        1,634            -       155,351
          Mutual fund units .........................................          350            -          (57)          293
          Others ....................................................          122            -           (8)          114
                                                                          --------     --------     --------      --------
          Total securities, available for sale ......................      154,189        1,634          (65)      155,758
                                                                          ========     ========     ========      ========
          ----------------------------------------------------------------------------------------------------------------

4.1.2 At March 31, 2002, available for sale securities included certain securities with fair value amounting to Rs 21,360 million (March 31, 2001: Rs Nil), which are pledged in favour of certain banks against funds transfer facilities and borrowings.

          Income from securities, available for sale

4.1.3 A listing of interest, dividends, gross realized gains and gross realized losses on available for sale securities is set out below:

          ----------------------------------------------------------------------------------
                                                                 Year ended March 31
                                                       -------------------------------------
                                                          2000           2001           2002
                                                       -------        -------        -------
                                                                 (in Rs millions)
          Interest ................................        358            853          3,625
          Dividends ...............................        326            364             84
                                                       -------        -------        -------
          Total interest and dividends ............        684          1,217          3,709
          Gross realized gain .....................        259            114          1,031
          Gross realized losses ...................       (184)          (498)          (159)
                                                       -------        -------        -------
          Total ...................................        759            833          4,581
                                                       =======        =======        =======
          ----------------------------------------------------------------------------------

          Maturity profile of debt securities

          Held to Maturity Securities

4.1.4 Maturity profile of securities held to maturity at March 31, 2001 and March 31, 2002 is set out below:

          ----------------------------------------------------------------------------------------------------
                                                               At March 31, 2001           At March 31, 2002
                                                            ----------------------      ----------------------
                                                           Amortized          Fair     Amortized          Fair
                                                                cost         Value          cost         Value
                                                            --------      --------      --------      --------
                                                                            (in Rs millions)
          Government of India securities
          Less than one year ............................          -             -             -             -
          One to five years .............................      2,938         3,077         4,188         4,702
          Five to ten years .............................      6,380         6,726         9,288        10,753
          More than ten years ...........................      1,626         1,721        10,818        13,313
                                                            --------      --------      --------      --------
          Total .........................................     10,944        11,524        24,294        28,768
                                                            ========      ========      ========      ========
          ----------------------------------------------------------------------------------------------------

          Available for sale securities

4.1.5 Maturity profile of securities available for sale which have fixed contractual maturities at March 31, 2001 and March 31, 2002 is set out below:

          ----------------------------------------------------------------------------------------------------
                                                               At March 31, 2001           At March 31, 2002
                                                            ----------------------      ----------------------
                                                           Amortized          Fair     Amortized          Fair
                                                                cost         Value          cost         Value
                                                            --------      --------      --------      --------
                                                                            (in Rs millions)
          Corporate debt securities
          Less than one year ............................      1,835         1,849           996           992
          One to five years .............................      3,737         3,876         1,718         1,782
          More than five years ..........................        485           515         1,723         1,805
                                                            --------      --------      --------      --------
          Total .........................................      6,057         6,240         4,437         4,579
          Government of India securities
          Less than one year ............................      5,963         5,971        78,860        79,316
          One to five years .............................      6,843         7,095        44,633        45,123
          More than five years ..........................      2,959         2,995        25,787        26,333
                                                            --------      --------      --------      --------
          Total .........................................     15,765        16,061       149,280       150,772
                                                            ========      ========      ========      ========
          ----------------------------------------------------------------------------------------------------

5         Loans and leases

5.1.1     A listing of loans by category is set out below:

          -----------------------------------------------------------------------------------------------------
                                                                                              At March 31,
                                                                                       ------------------------
                                                                                           2001            2002
                                                                                       --------        --------
                                                                                           (in Rs millions)
          Working capital finance ..............................................         57,316          37,340
          Term loans - commercial ..............................................          9,483           7,313
          Credit substitutes ...................................................         23,624          23,035
          Lease financing ......................................................            944             820
          Retail loans and credit card receivables .............................          4,909           7,150
                                                                                       --------        --------
          Total loans ..........................................................         96,276          75,658
          Allowance for loan losses ............................................         (2,890)         (2,820)
          Unearned income ......................................................           (356)           (364)
                                                                                       --------        --------
          Net loans ............................................................         93,030          72,474
                                                                                       ========        ========
          -----------------------------------------------------------------------------------------------------

5.1.2 As at March 31, 2002, working capital finance include debit balances in savings and current accounts of Rs 3,765 million and loans given to persons domiciled outside India of Rs 620 million (March 31, 2001:
          Rs 4,695 million and Rs 951 million respectively).

5.1.3 Generally, the working capital advances are secured by a first lien on current assets, principally inventory and receivables. Additionally, in certain cases ICICI Bank may obtain additional security through a first or second lien on property and equipment, a pledge of financial assets like marketable securities and corporate/personal guarantees. The term loans are secured by a first lien on the property and equipment and other tangible assets of the borrower.

          Corporate debt securities reported as loans (credit substitutes)

5.1.4     The Portfolio of credit substitutes is set out below:

          --------------------------------------------------------------------------------------------------------------------------

                                                      At March 31, 2001                                 At March 31, 2002
                                         -----------------------------------------        ------------------------------------------
                                     Amortized       Gross       Gross       Fair      Amortized       Gross       Gross       Fair
                                          cost  unrealized  unrealized      value           cost  unrealized  unrealized      value
                                                      gain        loss                                  gain        loss
                                                       (in Rs millions)                                  (in Rs millions)
          Available for sale .....         488           -           -        488          2,944          42          43      2,943
          Held to maturity .......      23,136          98           -     23,234         20,091         208           -     20,299

          --------------------------------------------------------------------------------------------------------------------------

          Income from credit substitutes available for sale

5.1.5 A listing of income from credit substitutes available for sale is set out below:

          ------------------------------------------------------------------------------
                                                            Year ended March 31,
                                                  --------------------------------------
                                                      2000           2001           2002
                                                  --------       --------       --------
                                                             (in Rs millions)
          Interest .........................             -              -             90
          Dividends ........................             -              -              -
                                                  --------       --------       --------
          Total ............................             -              -             90
                                                  ========       ========       ========

          Gross realized gain ..............             -              -             18
          Gross realized loss ..............             -              -              -
                                                  --------       --------       --------
          Total ............................             -              -             18
                                                  ========       ========       ========
          ------------------------------------------------------------------------------

          Net investment in leasing activities

5.1.6 Contractual maturities of ICICI Bank's net investment in leasing activities and its components, which are included in loans, are set out below:

          ---------------------------------------------------------------------
                                                               (in Rs millions)
                                                               ----------------
          Gross finance receivable for the year ending March 31....
          2003 ....................................................        265
          2004 ....................................................         96
          2005 ....................................................         87
          2006 ....................................................         82
          2007 & beyond ...........................................        369
                                                                      --------
                                                                           899
          Less: Unearned income ...................................        287
                Security deposits .................................         79
                                                                      --------
          Investment in leasing and other receivables .............        533
                                                                      ========
          ---------------------------------------------------------------------

          Maturity profile of loans

5.1.7 A listing of each category of gross loans other than net investment in leases and other receivables by maturity is set out below:

          ----------------------------------------------------------------------------------------------------------------
                                                                                         At March 31, 2001
                                                                         -------------------------------------------------
                                                                            Up to 1    1-5 years    More than        Total
                                                                               Year                   5 years
                                                                         ----------   ----------   ----------   ----------
                                                                                         (in Rs millions)
          Term loan ..................................................        3,865        4,204        1,414        9,483
          Working capital finance ....................................       54,798        2,518            -       57,316
          Credit substitutes .........................................        6,907       12,794        3,923       23,624
          Retail loans and credit card receivables ...................        4,116          728           65        4,909
                                                                         ----------   ----------   ----------   ----------
          Total ......................................................       69,686       20,244        5,402       95,332
                                                                         ==========   ==========   ==========   ==========
          ----------------------------------------------------------------------------------------------------------------

          ----------------------------------------------------------------------------------------------------------------
                                                                                         At March 31, 2002
                                                                         -------------------------------------------------
                                                                            Up to 1    1-5 years    More than        Total
                                                                               Year                   5 years
                                                                         ----------   ----------   ----------   ----------
                                                                                         (in Rs millions)
          Term loan ..................................................        2,457        3,793        1,063        7,313
          Working capital finance ....................................       35,413        1,856           71       37,340
          Credit substitutes .........................................        7,400       14,296        1,339       23,035
          Retail loans and credit card receivables ...................        6,357          772           21        7,150
                                                                         ----------   ----------   ----------   ----------
          Total ......................................................       51,627       20,717        2,494       74,838
                                                                         ==========   ==========   ==========   ==========
          ----------------------------------------------------------------------------------------------------------------

          Interest and fees on loans

5.1.8 A listing of interest and fees on loans (net of unearned income) is set out below:

          ------------------------------------------------------------------------------------------------------
                                                                                  Year ended March 31,
                                                                       -----------------------------------------
                                                                          2000             2001             2002
                                                                       -------          -------          -------
                                                                                   (in Rs millions)
          Working capital finance ..............................         2,666            4,469            5,680
          Term loan ............................................           480              847              940
          Credit substitutes ...................................           981            1,539            2,669
          Leasing and related activities .......................            14               22              (27)
          Retail loans and credit card receivables .............           296              542            1,065
                                                                       -------          -------          -------
          Total ................................................         4,437            7,419           10,327
                                                                       =======          =======          =======
          ------------------------------------------------------------------------------------------------------

          Impaired loans

5.1.9     A listing of impaired loans is set out below:

          ------------------------------------------------------------------------------------------
                                                                                    At March 31,
                                                                             -----------------------
                                                                                 2001           2002
                                                                             --------       --------
                                                                                 (in Rs millions)
          Working capital finance .....................................         3,700          3,665
          Term loan ...................................................         1,242          1,041
          Credit substitutes ..........................................           121             86
          Leasing and related activities ..............................           227            310
          Credit card receivables .....................................            43            355
                                                                             --------       --------
          Total .......................................................         5,333          5,457
          Related allowance for loan losses (1) .......................        (2,844)        (2,774)
                                                                             --------       --------
          Impaired loans net of valuation allowance ...................         2,489          2,683
                                                                             ========       ========
          Impaired loans with valuation allowance .....................         5,319          5,448
          Impaired loans without valuation allowance ..................            14              9
                                                                             --------       --------
          Total .......................................................         5,333          5,457
                                                                             ========       ========

          Interest foregone on non-performing assets ..................           495            451
          Average non-performing loans ................................         3,376          5,395
          ------------------------------------------------------------------------------------------

          (1) Related allowance for loan losses does not include general provision on loans of Rs 46 million (March 31, 2001: Rs 46 million).

          Concentration of credit risk

5.1.10 Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to ICICI Bank's total credit exposure. ICICI Bank's portfolio of financial instruments is broadly diversified along industry, product and geographic lines within the country.

          Allowance for loan losses

5.1.11 A listing of the changes in allowance for loan losses is set out below :

          -------------------------------------------------------------------------------------------------------------------------
                                                                                                         Year ended March 31,
                                                                                                   --------------------------------
                                                                                                       2000        2001        2002
                                                                                                   --------    --------    --------
                                                                                                           (in Rs millions)
          Allowance for loan losses at beginning of the year .....................................      880         748       2,890
          Additions
          Provisions for loan losses, net of release of provisions as a result of cash collections      427       1,082       1,722
          Provision for loan losses on loans acquired from Bank of Madura ........................        -       1,572           -
                                                                                                   --------    --------    --------
                                                                                                      1,307       3,402       4,612
          Loans charged off ......................................................................     (559)       (512)     (1,792)
                                                                                                   --------    --------    --------
          Allowance for loan losses at end of the year ...........................................      748       2,890       2,820
                                                                                                   ========    ========    ========
          -------------------------------------------------------------------------------------------------------------------------

          Troubled debt restructuring

5.1.12 The Bank classifies a debt restructuring as a troubled debt restructuring when it grants a concession, that it would not otherwise consider to a borrower in financial difficulties.

5.1.13 Loans at March 31, 2002 include loans aggregating Rs 613 million (March 31, 2001: Rs 467 million), which are currently under a scheme of debt restructuring and which have been identified as impaired loans. The gross recorded investment in these loans is Rs 785 million (March 31, 2001: Rs 890 million) against which an allowance for loan losses aggregating Rs 172 million (March 31, 2001: Rs 423 million) has been established. Income on restructured loans would have been Rs 144 million for year ended March 31, 2002 (March 31, 2001: Rs 101 million) based on original terms, and was Rs 100 million based on the restructured terms (March 31, 2001: Rs 85 million).

5.1.14 There are no commitments to lend incremental funds to any borrower who is party to a troubled debt restructuring.

6         Property and equipment

6.1.1 A listing of property and equipment by asset category is set out below:

          ---------------------------------------------------------------------------------------------------------------
                                                                                                        At March 31,
                                                                                                 ------------------------
                                                                                                     2001            2002
                                                                                                 --------        --------
                                                                                                     (in Rs millions)
          Land ...........................................................................            286             286
          Building .......................................................................          1,954           2,185
          Equipment and furniture ........................................................          2,924           4,025
          Capital work in progress .......................................................            216             341
                                                                                                 --------        --------
                                                                                                    5,380           6,837
          Accumulated depreciation .......................................................         (1,460)         (2,006)
                                                                                                 --------        --------
          Net book value of property and equipment .......................................          3,920           4,831
                                                                                                 ========        ========
          ---------------------------------------------------------------------------------------------------------------

6.1.2 Equipment and furniture includes an amount of Rs 394 million as on March 31, 2002 (March 31, 2001: Rs 246 million) for automated teller machines taken on capital lease. The following is a summary of future minimum lease rental commitments for non-cancelable leases:

          -----------------------------------------------------------------------------------------------
                                                                                                 March 31
                                                                                                   (in Rs
                                                                                                millions)
                                                                                              -----------
          Year ending
          2003 ...........................................................................             42
          2004 ...........................................................................             54
          2005 ...........................................................................             77
          2006 ...........................................................................            103
          2007 ...........................................................................            130
          Thereafter .....................................................................            241
                                                                                                 --------
          Total minimum lease commitments ................................................            647
                                                                                                 ========
          -----------------------------------------------------------------------------------------------

7         Intangible assets

7.1.1 Intangible assets at March 31, 2002 include goodwill amounting to Rs 2,353 million (March 31, 2001: Rs 2,568 million) and tenancy rights amounting to Rs 44 million(March 31, 2001: Rs 73 million). During the year the bank amortized Rs 215 million of goodwill and Rs 29 million of tenancy rights

8         Other assets

8.1.1 Other assets at March 31, 2002 include interest accrued of Rs 4,488 million (March 31, 2001: Rs 2,248 million), advance taxes (net of provisions) Rs 1,449 million (March 31, 2001: Rs 1,051 million), deposits for leased premises and utilities of Rs 744 million (March 31, 2001: Rs 346 million), foreclosed assets held for resale of Rs 235 million (March 31, 2001: Rs 139 million) and prepaid expenses of Rs 11 million (March 31, 2001: Rs 13 million).

9         Deposits

9.1.1 Deposits include demand deposits, which are non-interest-bearing and savings and time deposits, which are interest-bearing. A listing of deposits is set out below:

          -----------------------------------------------------------------------------------------------
                                                                                         At March 31,
                                                                                  -----------------------
                                                                                       2001          2002
                                                                                  ---------     ---------
                                                                                     (in Rs millions)
          Interest bearing
          Savings deposits ..................................................        18,786        24,970
          Time deposits .....................................................       119,097       270,677
                                                                                  ---------     ---------
                                                                                    137,883       295,647
          Non-interest bearing
          Demand deposits ...................................................        26,371        29,574
                                                                                  ---------     ---------
          Total .............................................................       164,254       325,221
                                                                                  =========     =========
          -----------------------------------------------------------------------------------------------

9.1.2    Maturity profile of deposits is set out below:

          -----------------------------------------------------------------------------------------------
                                                                                         At March 31,
                                                                                  -----------------------
                                                                                       2001          2002
                                                                                  ---------     ---------
                                                                                     (in Rs millions)
          Less than one year (include savings and demand liabilities) .......       111,215       185,264
          One to three years ................................................        51,229       134,480
          Three to five years ...............................................         1,097         4,035
          Greater than five years ...........................................           713         1,442
                                                                                  ---------     ---------
          Total deposits ....................................................       164,254       325,221
                                                                                  =========     =========
          -----------------------------------------------------------------------------------------------

9.1.3 At March 31, 2002, aggregate of deposits with amounts greater than Rupees ten million was Rs 175,326 million. Demand and savings deposits are included in less than one year bucket.

10        Short-term borrowings

10.1.1 Short term borrowings at March 31, 2002 represents borrowings from Reserve Bank of India for a term of six months. These funds are in the nature of export refinance with an interest rate of 6.5% per annum. The average level of such borrowings, during year ended March 31, 2002 was Rs 888 million (March 31, 2001: Rs 1,713 million). There were no unused lines of credit available to the Bank at March 31, 2002 (March 31, 2001: Rs Nil).

11        Repurchase transactions

11.1.1 During the year, ICICI Bank has undertaken repurchase transactions in Government of India securities. The maximum amount of outstanding repurchase agreements at any month-end during the period was Rs 21,399 million (March 31, 2001: Rs 537 million). The average level of repurchase transactions during year ended March 31, 2002 was Rs 1,754 million (March 31, 2001: Rs 78 million). The repurchase contracts outstanding on March 31, 2002 were Rs 21,399 million (March 31, 2001:
          Rs 537 million) and were collateralised by a pledge of securities in the Bank's AFS portfolio with fair value of Rs 21,360 million (March 31, 2001: Rs 537 million).

11.1.2 ICICI Bank has also undertaken reverse repurchase transactions in Government of India securities. The maximum amount of outstanding reverse repurchase agreements at any month-end during the period was Rs 9,116 million (March 31, 2001: Rs Nil). The average level of reverse repurchase transactions outstanding during year ended March 31, 2002 was Rs 584 million (March 31, 2001: Rs 206 million). The reverse repurchase contracts outstanding on March 31, 2002 was Rs 9,116 million (March 31, 2001: Rs Nil ).

12        Trading liabilities

12.1.1 Trading liabilities at March 31, 2002 includes borrowings from banks in the interbank call money market of Rs 274 million (March 31, 2001:
          Rs 3,978 million) and fair value of losses on derivatives and foreign exchange contracts of Rs 646 million (March 31, 2001: Rs Nil).

13        Long-term debt

13.1.1 Long-term debt, represent debt with an original maturity of greater than one year, net of unamortized debt issuance costs. Long term debt bears interest at fixed contractual rates ranging from 6.50% to 17.25%. In fiscal 2002, long term debt includes Rs 2,270 million raised by the Bank during the current year for a period of 69 months at 9.5%. A listing of long-term debt by residual maturity is set out below:

          -----------------------------------------------------------------------------------------------------------
                                                                      At March 31,                       At March 31,
                                                                              2001                               2002
                                                    ------------------------------     ------------------------------
                                                    (in Rs millions)             %     (in Rs millions)             %
                                                    -----------------------------------------------------------------
          Maturity
          2003 ..................................                461            19                1,370            24
          2004 ..................................              1,136            47                1,175            20
          2005 ..................................                101             4                  132             2
          2006 ..................................                  -             -                   71             1
          2007 and later ........................                723            30                2,992            53
                                                              ------        ------               ------        ------
          Total .................................              2,421           100                5,740           100
                                                              ======        ======               ======        ======
          -----------------------------------------------------------------------------------------------------------

14        Other liabilities

14.1.1 Other liabilities at March 31, 2002 include outward clearing suspense of Rs 5,988 million (March 31, 2001: Rs 5,656 million), accounts payable of Rs 2,649 million (March 31, 2001: Rs 3,806 million), interest accrued but not due on deposits amounting to Rs 1,752 million (March 31, 2001: Rs 557 million), cash margins on LCs/guarantees of Rs 69 million (March 31, 2001: Rs 80 million) and obligations on account of capital leases amounting to Rs 318 million (March 31, 2001: Rs 251 million).

15        Earnings per share

15.1.1    A computation of earnings per share is set out below:

          --------------------------------------------------------------------------------------------------------------------------
                                                                                          Year ended March 31,
                                                                     ---------------------------------------------------------------
                                                                            2000                   2001                  2002
                                                                     -------------------   -------------------   -------------------
                                                                                 (in Rs millions except per share data)
                                                                     ---------------------------------------------------------------
                                                                        Basic      Fully      Basic      Fully      Basic      Fully
                                                                                 diluted               diluted               diluted
          Earnings
          Net income before cumulative effect of accounting change      1,402      1,402      1,308      1,308      2,021      2,021
          Cumulative effect of accounting change, net of tax .....          -          -          -          -         16         16
                                                                     --------   --------   --------   --------   --------   --------

          Net income .............................................      1,402      1,402      1,308      1,308      2,037      2,037
                                                                     ========   ========   ========   ========   ========   ========

          Common stock
          Weighted average common stock outstanding ..............     165.09     165.09     198.24     198.24     220.36     220.36
          Dilutive effect of employee stock options ..............          -       0.02          -          -          -          -
                                                                     --------   --------   --------   --------   --------   --------

          Total ..................................................     165.09     165.11     198.24     198.24     220.36     220.36
                                                                     ========   ========   ========   ========   ========   ========

          Earnings per share
          Before cumulative effect of accounting change ..........       8.49       8.49       6.60       6.60       9.17       9.17
          Cumulative effect of accounting change, net of tax .....          -          -          -          -       0.07       0.07
                                                                     --------   --------   --------   --------   --------   --------

          Net income .............................................       8.49       8.49       6.60       6.60       9.24       9.24
                                                                     ========   ========   ========   ========   ========   ========
          --------------------------------------------------------------------------------------------------------------------------

15.1.2 Options to purchase 1,636,125 equity shares and 3,172,825 equity shares granted to employees at a weighted average exercise price of Rs 171.90 and Rs 171.45 were outstanding as at March 31, 2001 and 2002, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

16        Regulatory matters

16.1.1 The Company is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to examination by the Reserve Bank of India.

          Statutory liquidity requirements

16.1.2 In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2002 was Rs 70,079 million (March 31, 2001:
          Rs 38,087 million).

          Capital adequacy requirements

16.1.3 ICICI Bank is subject to the capital adequacy requirements set by the Reserve Bank of India, which stipulate a minimum ratio of capital to risk adjusted assets and off-balance sheet items, at least half of which must be Tier I capital, of 9% be maintained. The capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines at March 31, 2002 was 16.12% (March 31, 2001: 11.57%).

          Restricted retained earnings

16.1.4 Retained earnings at March 31, 2002 computed as per generally accepted accounting principles of India include profits aggregating to Rs 2,494 million (March 31, 2001: Rs 1,844 million) which are not distributable as dividends under the Banking Regulation Act, 1949. These relate to requirements regarding earmarking a part of the profits under banking laws. Utilization of these balances is subject to approval of the Board of Directors and needs to be reported to Reserve Bank of India. Statutes governing the operations of ICICI Bank mandate that dividends be declared out of distributable profits only after the transfer of at least 25% of net income each year, computed in accordance with current banking regulations, to a statutory reserve. Additionally, the remittance of dividends outside India is governed by Indian statutes on foreign exchange transactions.

17        Business segments

          Segmental disclosures

17.1.1 ICICI Bank's operations are solely in the financial services industry and consist of providing traditional banking services, primarily commercial lending activities, treasury operations and retail banking activities. ICICI Bank carries out these activities through offices in India. Effective March 10, 2001, the Bank acquired Bank of Madura Limited, a private sector bank in India. Immediately following the merger, the results of the Bank of Madura were being reviewed separately. During the current year the operations of Bank of Madura were completely integrated with the operations of ICICI Bank and Bank of Madura is no longer considered a segment.

17.1.2 Until the financial year ended March 31, 2000, the Bank had been analysing the business information and making the operating decisions based upon reviews of the Bank's operations as a whole. However, with continued growth in business, the Bank reorganized its business in three Strategic Business Units ('SBUs') namely Retail Banking, Corporate Banking and Treasury. Each of these SBUs caters to different segments of customers and offers different financial products and services. Retail Banking activity includes mobilising of funds from retail depositors by offering them a wide range of financial products and providing services through various channels like Branches, ATM, Internet banking, Phone banking and Mobile banking. Retail Banking SBU also offers consumer lending services namely Credit Cards, loans against deposits and securities etc. Corporate Banking SBU (CB-SBU) provides financial products and services to Corporates, Institutions and Government organizations. CB-SBU provides medium and short-term credit, fee and commission based services (e.g., documentary credits, letters of credit, forward contracts etc.) accepts deposits from corporate customers and also provides cash management services. The Treasury SBU manages the treasury operations of the bank through market operations. It also invests in various money market instruments, debt instruments, Shares and Debentures.

17.1.3 The following table gives information on segmental revenues and segmental profits for year ended March 31, 2001 and March 31, 2002 respectively:

                                                                                                               (Rs in million)
          --------------------------------------------------------------------------------------------------------------------
                                                                                     Fiscal 2001
                                                       SBU-Retail   SBU-Corporate       SBU-   Bank of   Eliminations    Total
                                                          Banking         Banking   Treasury    Madura

           Revenue from external customers
           Interest revenue...........................      1,464           7,932      2,777       233              -   12,406
           Other revenue..............................        238             984        468        64              -    1,754
           Revenue from other operating segments
           Interest & Other revenue...................      4,323               -        267         -         (4,590)       -
           Total Revenue                                    6,025           8,916      3,512       297         (4,590)  14,160
           Interest expenses to external customers....      4,406           2,025      1,808       169              -    8,408
           Interest & other expenses from other                                                                Note 1
              operating segments......................          -           3,264      1,326         -         (4,590)       -
           Depreciation...............................        284             142         15        36              -      477
           Provision for credit losses................         30           1,052          -         -              -    1,082
           Other expenses.............................      1,927             550        116        34              -    2,627
           Income/(loss) before Income Taxes..........       (622)          1,883        247        58              -    1,566
           Income tax expense/(benefit)...............       (101)            308         41        10              -      258
           Net Income/(loss)..........................       (521)          1,575        206        48              -    1,308
          --------------------------------------------------------------------------------------------------------------------

                                                                                                               (Rs in million)
          --------------------------------------------------------------------------------------------------------------------
                                                                                     Fiscal 2002
                                                       SBU-Retail   SBU-Corporate       SBU-   Eliminations     Total
                                                          Banking         Banking   Treasury

           Revenue from external customers
           Interest revenue...........................      4,389         11,645       4,803              -    20,837
           Other revenue..............................        685          1,736       2,792              -     5,213
           Revenue from other operating segments
           Interest & Other revenue...................      9,517              -           -         (9,517)        -
           Total Revenue                                   14,591         13,381       7,595         (9,517)   26,050
           Interest expenses to external customers....      9,424          3,190       2,502              -    15,116
           Interest & other expenses from other
              operating segments .....................          -          6,259       3,258        (Note 1)        -
           Depreciation...............................        505             88          43         (9,517)      636
           Provision for credit losses................        268          1,454           -              -     1,722
           Other expenses.............................      3,843          1,015         766              -     5,624
           Income/(loss) before Income Taxes..........        551          1,375       1,026              -     2,952
           Income tax expense/(benefit)...............        161            460         310              -       931
           Income before cumulative effect of
              accounting changes......................        390            915         716              -     2,021
           Cumulative effect of accounting changes,
              net of tax..............................          -             16           -              -        16
           Net Income/(loss)..........................        390            931         716              -     2,037
          --------------------------------------------------------------------------------------------------------------------

17.1.4 Note 1: Interest and other revenues from other segments represent the notional interest charged by 'Retail Banking' to other segments, on funds mobilized by it through deposits and which were utilized by other segments for lending and investment purposes. This item also includes notional management fee charged by 'Treasury' from other segments for managing part of their assets and liabilities.

17.1.5 A listing of certain assets of reportable segments for year ended March 31, 2001 and March 31, 2002 are set out below:

                                                                                                     (Rs in million)
          ---------------------------------------------------------------------------------------------------------
                                                                      Fiscal 2001
          Particulars                  SBU-Retail   SBU-Corporate       SBU-   Bank of   Eliminations     Total
                                          Banking         Banking   Treasury    Madura

          Property and equipment ....       2,270             586         56     1,008              -     3,920
          Other assets ..............      30,332         115,468     37,888    32,930              -   216,618
          Total assets ..............      32,602         116,054     37,944    33,938              -   220,538
          ---------------------------------------------------------------------------------------------------------

                                                                                                     (Rs in million)
          ---------------------------------------------------------------------------------------------------------
                                                                      Fiscal 2002
          Particulars                  SBU-Retail   SBU-Corporate       SBU-    Eliminations     Total
                                          Banking         Banking   Treasury


          Property and equipment.....       3,565             896        370               -      4,831
          Other assets...............      69,720         125,645    204,609               -    399,974
          Total assets...............      73,285         136,541    204,979               -    404,805
          ---------------------------------------------------------------------------------------------------------


17.2      Geographic distribution

17.2.1 The business operations of the Bank are largely concentrated in India. Activities outside India are restricted to resource mobilization in the international markets. The assets and net income from foreign operations are immaterial.

          Major customers

17.2.2 ICICI Bank provides banking and financial services to a wide base of customers. There is no major customer which contributes more than 10% of total revenues.

18        Employee benefits

18.1      Retirement benefits

          Gratuity

18.1.1 In accordance with Payment of Gratuity Act, 1972, ICICI Bank provides for gratuity a defined benefit retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement, on death while in employment or on termination of employment based on the respective employee's salary and the years of employment with ICICI Bank. The gratuity benefit conferred by ICICI Bank on its employees is equal to or greater than the statutory minimum.

18.1.2 ICICI Bank provides the gratuity benefit through annual contributions to either a fund administered by a Board Trustees and managed by Life Insurance Corporate of India or to a fund administered and managed by a Board of trustees. ICICI Bank's liability for provision of gratuity benefit to its employees is determined periodically through actuarial valuations in accordance with SFAS 87.

18.1.3 The following table sets forth the funded status of the plan and the amounts recognized in the financial statements:

                                                                                   At March 31,
                                                                                ----------------
                                                                                2001        2002
                                                                                ----        ----
                                                                                 (in Rs million)
          -----------------------------------------------------------------------------------------
           Change in benefit obligations
           Projected Benefit obligations at beginning of the year/period .        12         336
           Obligations assumed on acquisition ............................       317           -
           Service cost ..................................................         3          24
           Interest cost .................................................         4          34
           Benefits paid .................................................        (1)        (11)
           Actuarial (gain) / loss on obligations ........................         1           9
                                                                                 ---         ---
           Projected benefit obligations at the end of the period ........       336         392
           Change in plan assets
           Fair value of plan assets at beginning of the period ..........        17         333
           Fair value of plan assets acquired on acquisition .............       303           -
           Expected return on plan assets ................................         3          33
           Employer contributions ........................................         6          48
           Gain/(loss) on plan assets ....................................         4          (1)
           Benefits paid .................................................         -         (11)
                                                                                 ---         ---
           Plan assets at the end of the period ..........................       333         402
           Net prepaid asset/(accrued liability) .........................        (3)         10
                                                                                 ---         ---
          -----------------------------------------------------------------------------------------

18.1.4 The components of the net gratuity cost for the year ended March 31, 2001 and year ended March 31, 2002 are given below:

          -----------------------------------------------------------------------------------------
                                                                                   At March 31,
                                                                                ----------------
                                                                                2001        2002
                                                                                ----        ----
                                                                                 (Rs in million)
                                                                                -------------------
          Service cost....................................................         3          24
          Interest cost...................................................         4          34
          Expected return on assets.......................................        (3)        (33)
          Actuarial (gain) / loss.........................................        (3)         10
                                                                                 ---         ---
          Net gratuity cost...............................................         1          35
          -----------------------------------------------------------------------------------------

18.1.5    Assumptions used in accounting for the gratuity plan are given below:

          -----------------------------------------------------------------------------------------
                                                                                   At March 31,
                                                                                ----------------
                                                                                2001        2002
                                                                                ----        ----
          Discount Rate...................................................       11%         10%
          Rate of increase in the compensation levels.....................        8%  8.0 - 8.5%
          Rate of return on plan assets...................................     10.5%         10%
          -----------------------------------------------------------------------------------------

          Pension Plan

18.1.6 ICICI Bank provides for a pension, a deferred benefit retirement plan covering certain employees. The plan provides for pension payment on a monthly basis to these employees on their retirement based on the respective employees salary and years of employment with ICICI Bank. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan.

18.1.7 The pension plan is funded through or periodic contributions to a fund set up by ICICI Bank and administrated by a Board of Trustees. Such contributions are actuarially determined in accordance with the provisions of SFAS 87.

18.1.8 The following table sets forth the funded status of the plan and the amounts recognized in the financial statements for the year ended March 31, 2001 and March 31, 2002:

          -----------------------------------------------------------------------------------------
                                                                                   At March 31,
                                                                                ----------------
                                                                                2001        2002
                                                                                ----        ----
                                                                                 (in Rs million)
                                                                                ------------------
           Change in benefit obligations
           Projected benefit obligations at beginning of the year/period..         -         724
           Obligations assumed on acquisitions............................       711           -
           Service cost...................................................         1          26
           Interest cost..................................................         4          72
           Benefits paid..................................................         -         (27)
           Actuarial loss on obligations..................................         8         118
                                                                                 ---         ---
           Projected benefit obligations at the end of the period.........       724         913
           Change in plan assets
           Fair value of plan assets at beginning of the period...........         -         795
           Fair value of plan assets acquired on acquisitions.............       779           -
           Expected return on plan assets.................................         1          79
           Employer contributions.........................................         1          53
           Gain on plan assets............................................        14          13
           Benefits paid..................................................         -         (27)
                                                                                 ---         ---
           Plan assets at the end of the period...........................       795         913
                                                                                 ---         ---
           Net prepaid benefit............................................        71           -
                                                                                 ===         ===
          -----------------------------------------------------------------------------------------

18.1.9    The components of the net pension cost are given below:

          -----------------------------------------------------------------------------------------
                                                                                   At March 31,
                                                                                ----------------
                                                                                2001        2002
                                                                                ----        ----
                                                                                 (in Rs million)
                                                                                ------------------
          Service cost....................................................         1          26
          Interest cost...................................................         4          72
          Expected return on assets.......................................        (1)        (79)
          Actuarial (gain) / loss.........................................        (6)        105
                                                                                 ---         ---
          Net pension cost................................................        (2)        124
                                                                                 ===         ===
          -----------------------------------------------------------------------------------------

18.1.10   Assumptions used in accounting for the pension plan are given below:

          -----------------------------------------------------------------------------------------
                                                                                   At March 31,
                                                                                ----------------
                                                                                2001        2002
                                                                                ----        ----
          Discount rate...................................................       11%         10%
          Rate of increase in the compensation levels.....................        8%          8%
          Rate of return on plan assets...................................    10.50%         10%
          -----------------------------------------------------------------------------------------

          Superannuation

18.1.11 The permanent employees of ICICI Bank are entitled to receive retirement benefits under the superannuation fund operated by ICICI Bank. The Superannuation fund is a defined contribution plan under which ICICI Bank contributes annually a sum equivalent to 15% of the employee's eligible annual salary to Life Insurance Corporation of India, the manager of the fund, that undertakes to pay the lump sum and annuity payments pursuant to the scheme. The Bank has contributed Rs 22 and Rs 28 million to the employees superannuation plan in year ended March 31, 2001 and 2002 respectively.

          Provident fund

18.1.12 In accordance with the Employees Provident Fund & Miscellaneous Provisions Act, 1952, all employees of ICICI Bank are entitled to receive benefits under the provident fund, a defined contribution plan, in which, both the employee and ICICI Bank contribute monthly at a determined rate (currently 12% of employees' salary). These contributions are made to a fund set up by ICICI Bank and administered by a board of trustees. Further, in the event the return on the fund is lower than 9.5% (current guaranteed rate of return to the employees), such difference will be contributed by ICICI Bank and charged to income. The contribution to the employees provident fund amounted to Rs 23 million and Rs 54 million in year ended March 31, 2001 and 2002 respectively.

          Leave encashment

18.1.13 The liability for leave encashment on retirement or on termination of services of the employee of ICICI Bank is valued on the basis of the employee's last drawn salary and provided for. Other liabilities also include provision of Rs 27 million on account of the leave encashment liability of the Bank at March 31, 2002 (March 31, 2001: Rs 8 million).

18.2      Employee stock option plan

18.2.1 In February 2000, the Bank approved an employee stock option plan. Under the plan, the Bank is authorized to issue up to 9.84 million equity shares to its employees and the employees of the affiliate company.

18.2.2 The options vest in a graded manner over three years with 20%, 30% and 50% of the option vesting at the end of each year. The options can be exercised within 10 years from the date of the grant. On April 2001, the Bank issued additional options to its employees and whole time directors. The Bank has not recorded any compensation cost as the exercise price was more than the quoted market price of the underlying equity shares on the grant date. Stock option activity

18.2.3    A summary of the status of the Bank's option plan is presented below:

          -------------------------------------------------------------------------------------------------------------------------
                                              Year ended March 31, 2000    Year ended March 31, 2001    Year ended March 31, 2002
                                              -------------------------    -------------------------    -------------------------
                                                   Option      Range of         Option      Range of        Option       Range of
                                                   shares      exercise         shares      exercise        shares       exercise
                                              outstanding     price and    outstanding     price and    outstanding     price and
                                                             grant date                    grant date                  grant date
                                                            fair values                   fair values                 fair values

           Outstanding at the beginning of
               the year.......................          -                    1,713,000      Rs 171.90     1,636,125     Rs 171.90
           Granted during the year              1,788,000     Rs 171.90              -              -     1,580,200     Rs 171.00
           Forfeited during the year..........     75,000     Rs 171.90         76,875      Rs 171.90        43,500     Rs 171.00 -
                                                                                                                        Rs 171.90
           Exercised during the year..........          -                            -                            -
                                                ---------                    ---------                    ---------
           Outstanding at the end of the
              year............................  1,713,000                    1,636,125                    3,172,825
                                                =========                    =========                    =========
           Exercisable at the end of the year           -                            -                      322,425
          -------------------------------------------------------------------------------------------------------------------------

18.2.4 Had compensation costs of the Bank's stock based compensation plan been recognized based on the fair value on the grant date consistent with the method prescribed by SFAS No 123, the Bank's net income and earnings per share for the year ended March 31, 2002 would have been impacted as indicated below:

          ----------------------------------------------------------------------
                                                          Year ended March 31
                                                         ----------------------
                                                         2000     2001     2002
                                                         ----     ----     ----
                                                            (in Rs millions,
                                                         except per share data)
          Net income
            As reported................................ 1,402    1,308    2,037
            Proforma under SFAS No 123................. 1,401    1,273    1,956
          Basic earnings per share:
            As reported................................  8.49     6.60     9.24
            Proforma under SFAS No 123.................  8.49     6.42     8.88
          Diluted earnings per share
            As reported................................  8.49     6.60     9.24
            Proforma under SFAS No 123.................  8.49     6.42     8.88
          ----------------------------------------------------------------------

18.2.5 The effects of applying SFAS No. 123, for disclosing compensation cost under such pronouncement may not be representative of the effects on reported net income for future years.

18.2.6 The fair value at date of grant for options granted during fiscal 2000 and fiscal 2002 was Rs 55.78 and Rs 83.38 using the Black-Scholes Option-pricing model. The following assumptions have been used to fair value the options:

          ----------------------------------------------------------------------
                                                          Year ended March 31
                                                         ----------------------
                                                         2000     2001     2002
                                                         ----     ----     ----
            Expected life in years.....................     3        -        3
            Risk free interest rate.................... 10.35%       -     9.33%
            Volatility................................. 30.00%       -    67.90%
            Dividend yield.............................  0.70%       -     1.18%
          ----------------------------------------------------------------------

19        Income taxes

19.1      Components of deferred tax balances

19.1.1 The tax effects of significant temporary differences are reflected through a deferred tax asset/liability, which is included in the balance sheet of ICICI Bank.

19.1.2    A listing of the temporary differences is set out below:

          ----------------------------------------------------------------------
                                                                  At March 31,
                                                                ---------------
                                                                2001       2002
                                                                ----       ----
                                                                (in Rs millions)
                                                                ----------------
          Deferred tax assets
          Allowance for loan losses...........................   824        763
          Amortization of held to maturity securities.........   165        190
          Amortization of trading & available for sale
            securities........................................    82        323
          Deposits............................................   141         38
          Deferred loan fees..................................    25         29
          Others..............................................    34          9
                                                               -----      -----
          Gross deferred tax asset............................ 1,271      1,352
          Valuation allowances................................     2          2
                                                               -----      -----
          Deferred tax asset.................................. 1,269      1,350
          Deferred tax liabilities
          Depreciation........................................  (475)      (445)
          Investments.........................................   (77)         -
          Unrealized gain on securities, available for sale...  (117)      (584)
          Amortization of debt issue costs....................   (34)        (8)
          Others..............................................   (36)       (10)
                                                               -----      -----
          Total deferred tax liability........................  (739)    (1,047)
                                                               -----      -----
          Net deferred tax asset..............................   530        303
                                                               =====      =====
          ----------------------------------------------------------------------

19.1.3 Management is of the opinion that the realization of the recognized net deferred tax asset, net of valuation allowances, of Rs 1,350 million at March 31, 2002 (March 31, 2001: Rs 1,269 million) will more likely than not be realized based on expectations as to future taxable income.

19.2      Reconciliation of tax rates

19.2.1 The following is the reconciliation of estimated income taxes at Indian statutory income tax rate to income tax expense as reported. The Indian statutory tax rate is 35% plus a surcharge. For the year ended March 31, 2000, the surcharge was 10%, resulting in a total statutory tax rate of 38.50%. During fiscal 2001, the surcharge was changed to 13% effective April 1, 2000, which resulted in a total statutory tax rate of 39.55% for the year ended March 31, 2001. During fiscal 2002, the surcharge was changed to 2% effective April 1, 2001, which resulted in a total statutory tax rate of 35.70% for the year ended March 31, 2002.

          ----------------------------------------------------------------------
                                                         Year ended March 31,
                                                    ----------------------------
                                                    2000       2001       2002
                                                    ----       ----       ----
                                                        (in Rs millions)
                                                        ----------------
          Net income before taxes..................1,781      1,566      2,952
          Statutory tax rate....................... 38.5%     39.55%      35.7%
          Income tax expense at statutory tax rate.  686        619      1,054
          Increase (reductions) in taxes on
            account of
          Income exempt from taxes................. (340)      (344)      (213)
          Amortization of goodwill.................    -          6         81
          Effect of change in statutory tax rate...    6          -         26
          Others...................................   27        (23)       (17)
                                                   -----      -----      -----
          Reported income tax expense..............  379        258        931
                                                   =====      =====      =====
          ----------------------------------------------------------------------

19.3      Components of income tax expense

19.3.1    The components of income tax expense/(benefit) are set out below:

          ----------------------------------------------------------------------
                                                         Year ended March 31,
                                                    ----------------------------
                                                    2000       2001       2002
                                                    ----       ----       ----
                                                        (in Rs millions)
                                                        ----------------
          Current..................................  266        700       1,171
          Deferred.................................  113       (442)       (240)
                                                   -----      -----      -----
          Total income tax expense.................  379        258         931
                                                   =====      =====      =====
          ----------------------------------------------------------------------

20        Commitments and contingencies

          Loan commitments

20.1.1 ICICI Bank has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs 27,693 million and Rs 13,690 million at March 31, 2001 and March 31, 2002 respectively. The interest rate on these commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiry dates and may be contingent upon the borrowers ability to maintain specific credit standards.

           Guarantees

20.1.2 As a part of its commercial banking activities, ICICI Bank has issued guarantees to enhance the credit standing of its customers. These generally represent irrevocable assurances that ICICI Bank will make payments in the event that the customer fails to fulfill his financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 18 months.

20.1.3 The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Fees are recognized over the term of the instruments.

20.1.4    Details of facilities outstanding are set out below:

          ----------------------------------------------------------------------
                                                              At March 31,
                                                            ---------------
                                                            2001       2002
                                                            ----       ----
                                                            (in Rs millions)
                                                            ----------------
          Financial guarantees........................     7,511     12,551
          Performance guarantees......................     5,949      8,565
                                                          ------     ------
          Total ......................................    13,460     21,116
                                                          ======     ======
          ----------------------------------------------------------------------

          Lease commitments

20.1.5 ICICI Bank has commitments under long-term operating leases principally for premises. Lease terms for premises generally cover periods of nine years. The following is a summary of future minimum lease rental commitments for non-cancelable leases.

          ----------------------------------------------------------------------
                                                              At March 31,
                                                            (in Rs millions)
                                                            ----------------
          2003........................................                  174
          2004........................................                  180
          2005........................................                  183
          2006........................................                  190
          2007........................................                  197
          Thereafter..................................                  630
                                                                    -------
          Total minimum lease commitments.............                1,554
          ----------------------------------------------------------------------

20.1.6 Various related legal proceedings are pending against ICICI Bank. Potential liabilities, if any, have been adequately provided for, and management does not estimate any incremental liability in respect of legal proceedings.

20.1.7 Further, ICICI Bank is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature which have been committed. Estimated amounts of contracts remaining to be executed on capital account aggregated to Rs 93 million at March 31, 2002 (March 31, 2001: Rs 60 million).

21        Related party transactions

21.1.1 ICICI Bank has entered into transactions with the following related parties:

          o Affiliates of the Bank (including ICICI Limited (former parent company));

          o  Employees Provident Fund Trust; and

          o  Directors and employees of the group.

21.1.2    The related party transactions can be categorized as follows:

          Banking services

21.1.3 ICICI Bank provides banking services to all the related parties on the same terms that are offered to other customers.

21.1.4    The revenues earned from these related parties are set out below:

          ----------------------------------------------------------------------
                                                           Year ended March 31,
                                                           --------------------
                                                            2001        2002
                                                            ----        ----
                                                            (in Rs million)
                                                            ---------------
          ICICI limited (former parent company).......        45          29
          Other affiliates(1).........................        27           4
                                                             ---         ---
          Total.......................................        72          33
                                                             ===         ===
          ----------------------------------------------------------------------

     (1) Comprising ICICI securities and Finance Company Limited, ICICI Brokerage Services Limited, ICICI Capital Services Limited, Prudential ICICI Asset Management Company Limited and ICICI Venture Funds Management Company Limited, ICICI Personal Financial Services Limited, ICICI Home Finance Limited, Prudential ICICI Life Insurance Company Limited.


21.1.5 ICICI Bank has paid to the related parties interest on deposits and borrowings in call money markets amounting to Rs 268 million for the year ended March 31, 2002 (March 31, 2001: Rs 392 million).

21.1.6 ICICI Bank paid brokerage to ICICI Brokerage Services Limited amounting to Rs Nil for the year ended March 31, 2002 (March 31, 2001: Rs 1 million).

          Leasing of premises and infrastructural facilities

21.1.7 ICICI Bank has entered into lease agreements with ICICI Limited for lease of certain premises and infrastructural facilities to ICICI Bank. Net amount incurred, as rent for the year ended March 31, 2002 is Rs 207 million (March 31, 2001: Rs 177 million). Similarly, ICICI Bank paid Rs 38 million for the year ended March 31, 2002 (March 31, 2001: Rs 16 million) towards lease rentals on certain equipment leased from ICICI limited.

          Acquisition of Equipment

21.1.8 ICICI Bank purchased equipment from ICICI Limited and ICICI Infotech Services Limited for Rs 11 million during the year ended March 31, 2002.

          Forward Contracts

21.1.9 ICICI Bank enters into foreign exchange forward contracts with ICICI Limited. The outstanding contracts as at March 31, 2002 in respect of the forward contracts amounted to Rs 251 million (March 31, 2001: Rs 2,262 million).

          Derivative transactions

21.1.10 ICICI Bank enters into foreign exchange currency swaps and interest rate swaps with ICICI Limited on a back to back basis. The outstanding contracts as at March 31, 2002 in respect of cross currency swaps amounted to Rs 2,272 million (Rs 4,352 million at March 31, 2001) and in respect of interest rate swap contracts amounted to Rs 2,710 million (Rs Nil at March 31, 2001). Similarly, the Bank also enters into interest rate swap with the affiliates on a back to back basis. The outstanding contracts with other affiliates at March 31, 2002 in respect of interest rate swaps amounted to Rs 6,050 million (March 31, 2001: Rs 2,900 million). The interest paid in respect of swaps with ICICI amounts to Rs 275 million (March 31, 2001: Rs 189 million) Investments in pass through certificates

21.1.11 During the year ICICI Bank Limited invested in certain securities issued by trusts formed by its affiliate ICICI Limited. The repayment of principal amount of certificates and periodical interests at predetermined rates are from the underlying securities held by the trusts transferred to it by ICICI limited. The total investments in PTCs outstanding at March 31, 2002 was Rs 9,112 million (March 31, 2001 Rs Nil)

          Repurchase transactions

21.1.12 The Bank entered into repurchase transactions with ICICI Limited during the year. The amount of such transactions outstanding as at March 31, 2002 was Rs 21,399 million (March 31, 2001:
          Rs Nil)

          Expenses for services rendered

21.1.13 ICICI Bank incurred Rs 12 million and Rs 43 million for the year ended March 31, 2002 (March 31, 2001: Rs 4 million) to ICICI limited and ICICI Personal Finances Limited respectively for secondment of their employees.

          Receipts for services rendered

21.1.14 ICICI Bank received Rs 8 million for the year ended March 31, 2002 (March 31, 2001: Rs 5 million) from ICICI limited and ICICI Personal Financial Services Limited for employees seconded to them.

          Share transfer activities

21.1.15 ICICI Bank has paid Rs 1 million for the year ended March 31, 2002 (March 31, 2001: Rs 3 million) to ICICI Infotech Services Limited for share transfer services provided by them. The Bank incurred Rs 2 million for the year ended March 31, 2002 for DEMAT services provided by the above affiliate (March 31, 2001 Rs 5 million).

          Dividend payments

21.1.16 ICICI Bank declared and paid Rs 407 million as dividend to its affiliates for the year ended March 31, 2002 (March 31, 2001: Rs 184 million)

          Other transaction with related parties

21.1.17 ICICI Bank has advanced concessional loans to employees, bearing interest ranging from 3.5% to 6%. These are housing, vehicle and general purpose loans. The tenure of these loans ranges from five to twenty years. The balance outstanding on account of all the staff loans at March 31, 2002 was Rs 865 million (March 31, 2001 Rs 494 million).

21.1.18 ICICI Bank has entered into an agreement with ICICI Personal Financial Services Limited for telephone banking call centre services and transaction processing services for the credit card related activities. The amount incurred for the year ended March 31, 2002 for these services was Rs 149 million (March 31, 2001: Rs 99 million).

21.1.19 ICICI Limited had undertaken a corporate brand building advertising campaign of which ICICI Bank's share amounts to Rs 29 million for the year ended March 31, 2002 (March 31, 2001: Rs 15 million).

21.1.20 ICICI Limited has set up common technology infrastructure set up for utilization by the ICICI Group. The amount incurred by ICICI Bank as its share amounted to Rs 37 million (March 31, 2001: Rs 34 million) and Rs 35 million (March 31, 2001: Rs 11 million) towards shares of communication expenses and share of backbone infrastructure expense for the year ended March 31, 2002. Similarly, it incurred Rs 124 million for the year ended March 31, 2002 (March 31, 2001: Rs 74 million), as expenses towards development software and providing support services for the software and hardware by ICICI Infotech Services Limited.

21.1.21 ICICI Bank has incurred an amount of Rs 110 million for the year ended March 31, 2002 (March 31, 2001: Rs 49 million) towards its share of the operating costs of the common data centre set up by ICICI Limited.

21.1.22 ICICI Bank hired the services of ICICI Capital Services Limited for setting up of ATMs at various places for which Rs 7 million (March 31, 2001: Rs 8 million) were incurred for the above services during the year ended March 31, 2002. The Bank has paid Rs 9 million during the year ended March 31, 2002 (March 31, 2001: Rs Nil) to ICICI e-Payments Limited towards the payment gateway services rendered to internet merchants acquired by the Bank. The Bank also paid Rs 10 million (March 31, 2001: Rs Nil) to ICICI Web Trade Limited for compilation of data on new accounts acquired by the Bank during the year ended March 31, 2002.

21.1.23 The balances pertaining to receivables from and payable to related parties are as follows:

          ----------------------------------------------------------------------
                                                       ICICI         Other
                                                      Limited     Affiliates(1)
                                                        (in Rs million)
                                                      ------------------------
          At March 31, 2001
          Accounts receivable.........................     38            17
          Accounts payable............................  5,209         2,847
          At March 31, 2002
          Accounts receivable.........................     24             1
          Accounts payable............................  4,680           893
          ----------------------------------------------------------------------

          Note: 1) Comprises ICICI securities and Finance Company Limited,
                   Prudential ICICI Asset Management Company Limited, Prudential ICICI Trust Limited, ICICI Infotech Services Limited, ICICI Brokerage Services

                   Limited, ICICI Personal Financial Services Limited, ICICI Capital Services Limited, ICICI Venture Funds Management Company Limited, ICICI Properties Limited and ICICI Home Finance Company Limited, ICICI Real Estate Company Limited, Traveljini.com Private Limited, ICICI Knowledge Park Limited, ICICI Realty Limited, ICICI Web Trade Limited, ICICI e-Payments Limited, Prudential ICICI Life Insurance Company Limited.

22        Estimated fair value of financial instruments

22.1.1 ICICI Bank's financial instruments include financial assets and liabilities recorded on the balance sheet.

22.1.2 Fair values vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, and market perception of value and as existing assets and liabilities run off and new items are generated. Fair value estimates are generally subjective in nature and are made as of a specific point in time based on the characteristic of the financial instruments and relevant market information.

22.1.3 The data reported below represents management's best estimates based on a range of methodologies and assumptions. Where available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgements made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future estimated loss experience and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Further, the fair values are estimated based on the existing financial instruments without attempting to estimate the value of anticipated future business.

22.1.4 Disclosure of fair values is not required for certain items such as premise and equipment, prepaid expenses, credit card receivables, obligations for pension and other postretirement benefits and other intangible assets. Accordingly, the aggregate fair value of amounts do not purport to represent the underlying "market" or franchise value of the Bank. Further, because of the differences in assumptions used and methodologies the fair values reported below may not be strictly comparable with those of other Banks.

22.1.5 A listing of the fair values by category of financial assets and financial liabilities is set out below:

          ------------------------------------------------------------------------------------------------------------
          Particulars                                    Carrying value   Estimated fair   Carrying value    Estimated
                                                                                  value                     fair value
                                                                At March 31, 2001              At March 31, 2002
                                                         -------------------------------   ---------------------------
                                                                               (in Rs millions)
                                                         -------------------------------------------------------------
          Financial assets
          Securities, available for sale..............        24,787              24,787        155,758        155,758
          Securities, held to maturity................        10,944              11,524         24,294         28,768
          Trading assets (including derivatives)......        18,725              18,725         26,075         26,075
          Loans (Note 1)..............................        93,030              93,128         72,474         72,681
          Other financial assets (Note 2).............        62,704              62,704        112,049        112,049
                                                             -------             -------        -------        -------
          Total.......................................       210,190             210,868        390,650        395,331
                                                             =======             =======        =======        =======
          Financial liabilities
          Interest-bearing deposits...................       137,883             138,846        295,647        296,385
          Non-interest-bearing deposits...............        26,371              26,371         29,574         29,574
          Short term borrowings.......................         3,012               3,012          1,409          1,409
          Trading liabilities (including derivatives).         5,958               5,958          1,237          1,237
          Long-term debt..............................         2,421               2,594          5,740          5,906
          Other financial liabilities (Note 3)........        18,236              18,236         42,272         42,272
                                                             -------             -------        -------        -------
          Total.......................................       193,881             195,017        375,879        376,783
                                                             =======             =======        =======        =======
          ------------------------------------------------------------------------------------------------------------

          Note 1: The carrying value of loans is net of allowance for loan losses and unearned income.


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


          Note 2: Includes cash, due from banks, deposits at interest with banks, reverse repurchase short-term highly liquid securities, and customers acceptance liability for which the carrying value is a reasonable estimate of fair value.

          Note 3: Represents acceptances and other liabilities outstanding, for which the carrying value is a reasonable estimate of the fair value.

22.1.6 The carrying value of cash and cash equivalents as reported in the balance sheet approximates the fair values since maturities are less than 90 days. Trading account assets and liabilities are carried at fair values in the balance sheet. Fair values of securities in all categories are based on quoted or independent market prices. The fair value of certain long-term are estimated by discounting the contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying value of certain other loans approximates fair value due to the short-term and/or frequent repricing characteristics of these loans. For impaired loans where the credit quality of the borrower has deteriorated, fair values are estimated by discounting expected cash flows at a rate commensurate with the associated risk.

22.1.7 For liabilities, market borrowing rates of interest of similar instruments are used to discount contractual cash flows. The estimated fair value interest-bearing deposits and long term debt reflects changes in market rates since the time these were sourced.

23        Future impact of new accounting standards

          Business combination, goodwill and other intangible assets

23.1.1 In June 2001, the Financial Accounting Standards Board ('FASB') issued SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 require that all business combinations be accounted for under a single method-the purchased method. Use of the pooling-of-interest method is no longer permitted and is effective for business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment and is effective for fiscal years beginning after December 15, 2001, with earlier application permitted in certain instances.

23.1.2 The proposed merger of ICICI Limited with ICICI Bank will be accounted for under SFAS 141, goodwill and other intangibles will be accounted for in accordance with SFAS 142.

23.1.3 In August 2001, the FASB, issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged.

23.1.4 In August 2001, the FASB also issued SFAS 144, Accounting for the impairment of Disposal of Long-Lived Assets. SFAS144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Under this standard, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. Early application is encouraged.

23.1.5 Adoption of SFAS 143 and 144, is not estimated to have a significant impact on the financial statements of the Bank.

23.1.6 The provisions of the new standard are generally to be applied prospectively.


          -------------------------------      ---------------------------------
                  G. Venkatakrishnan                  Balaji Swaminathan
          Senior Executive Vice President           Chief Financial Officer




                              ---------------------------------
                                      Kalpana Morparia
                                     Executive Director


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